John J. Giovannone
Tel. 714.708.6617
giovannonej@gtlaw.com

March 1, 2007

Via Electronic Filing & Via Federal Express

United States Securities & Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention: Mr. Larry Spirgel, Assistant Director

Re:	U.S. Dry Cleaning Corporation
Form SB-2, Filed December 27, 2006
File No. 333-139689
Form 8-K of December 30, 2005 filed on October 26, 2006
File No. 0-23305

Dear Mr. Spirgel:

On behalf of our client, U.S. Dry Cleaning Corporation (the “Company”), we are responding to your comment letter to Robert Y. Lee, Chief Executive Officer of the Company, dated January 25, 2007. We are enclosing with this correspondence five (5) bound copies of the amended registration statement, together with a redlined copy marked to show changes to the original registration statement filed on December 27, 2006. All page references are to the amended registration statement filed contemporaneously with this correspondence. The numbered items correspond to the numbers contained in your letter.

Accounting comments:

Form 8-K of December 30, 2005 filed on September 26, 2006

1.
Please amend the Form 8-K to include the audited balance sheet of Steam Press Holdings, Inc. as of July 31, 2005 and the audited financial statements of Coachella Valley Retail, LLC which were acquired on August 9, 2005. Please tell us how you applied the guidance in Item 310(c) and (d) of Regulation S-B in evaluating whether to include the audited financial statements of Coachella Retail, LLC. Please revise the Form 8-K to include the pro forma financial information required by Item 310 (d) of Regulation S-B.

Response:

We are preparing an amendment to the December 30, 2005 Form 8-K (filed September 26, 2006) to include the requested audited financial statements and intend on filing such amendment on or about March 8, 2007. Item 310(c) of Regulation S-B provides that if a business combination accounted for as a “purchase” has occurred, financial statements of the business acquired shall be furnished for the periods specified in paragraph (c)(3) of Item 310. Item 310(d) of Regulation S-B provides that pro forma information showing the effects of the acquisition shall be furnished if financial statements of a business acquired are presented. In applying the asset test pursuant to Item 310(c)(2), we have determined that such condition exceeded 40% and, accordingly, we are providing audited financial statements of Coachella Valley Retail, LLC (“CVR”) for the fiscal year ended September 30, 2004 and the ten months ended July 31, 2005 as well as the related required pro forma financial information for both the CVR and Steam Press acquisitions in the amendment to the Form 8-K.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

Since we have filed a subsequent consolidated balance sheet containing both CVR and Enivel at September 30, 2005 and 2006, we believe that a pro forma balance sheet is not required, and we will include in the amendment to the Form 8-K pro forma statements of operations for the year ended September 30, 2004 and the ten months ended July 31, 2005, as if the acquisitions had taken place on October 1, 2003.

Form SB-2

Capitalization, page 9

2.
Based on your capitalization table, it appears that upon issuance you intend to classify within equity the warrants which comprise part of the units being registered and the warrants issued to underwriters as compensation. Because the exercise of the warrants represents a new investment decision, a current registration statement must be on file pertaining to the common stock underlying the warrants in order for a holder to be able to exercise the warrants. Accordingly, it is unclear to us how you meet the criteria in paragraphs 17 and 18 of EITF-00-19. Tell us how you determined that classification of these warrants as equity is appropriate. Also please file the Specimen Warrant Certificate and the Form of Warrant Agreement underlying the Unit as an exhibit. We may have further comment in this area after a review of these exhibits and your response.

Response:

We have evaluated the warrants under all of the conditions that must be met for a contract to be classified as equity, which are listed in paragraphs 14 through 32 of EITF Issue No. 00-19, and believe that the warrants meet all such conditions. Further, there are no provisions in the contract that could require the Company to net cash settle the contract.

The first condition (paragraphs 14 through 18), which the Staff’s comment referred to (“The contract permits the company to settle in unregistered shares”), is addressed below:

The warrants involve delivery of shares at settlement that will be voluntarily registered as of the inception of the warrant transaction; no units in the offering will be offered or sold unless and until the registration statement becomes effective. Additionally, there are no timely filing or registration requirements in the warrant agreement. Therefore, the requirement of Issue No. 00-19 that share delivery be within the control of the Company is met and we can assume that the events or actions necessary to deliver registered shares are controlled by the Company. Accordingly, based on the exception to paragraph 14 of EITF Issue No. 00-19 described in paragraph 18 of such pronouncement, we believe equity classification for the warrants is appropriate.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

The Form of Warrant Agreement and related Specimen Warrant Certificate have been filed as Exhibit 4.1 to Amendment No. 1 to the Form SB-2.

Management's discussion and analysis or plan of operation

Company's Overview and Recent Trends, page 15

Going Concern Considerations, page 17

3.
Discuss in more detail management's viable plans to overcome your financial difficulties. Include a reasonably detailed discussion of your cash requirements and your ability or inability to generate sufficient cash to support operations during the twelve months following the date of the financial statements presented in the filing. Refer to the guidance provided in Section 607.02 of the Financial Reporting Codification.

Response:

We have expanded the disclosure in the Going Concern Considerations discussion in Amendment No. 1 to the SB-2 per the Staff’s comments.

Critical Accounting Policies
Long-lived Assets, page 18

4.
Expand your disclosure in the section on Long-lived Assets to more clearly describe the method of testing goodwill for impairment. Describe the two step method used to identify and measure goodwill impairment. Also describe how you identify your reporting units used in the impairment test. In view of the significance of goodwill and the financial difficulties disclosed under the caption "Liquidity and Going Concern Considerations" on pages 16 and 17, the net accumulated deficit of $6.9 million since the inception of the Company, and the disclosure appearing under the caption "Going Concern" in Note 1 on page F-7, describe the results of your goodwill impairment test for the year ended September 30, 2006.

Response:

We have expanded the disclosure in the Long-lived Assets discussion in Amendment No. 1 to the SB-2 per the Staff’s comments as reflected below and in the Form 10-KSB/A.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

Long-lived Assets

The Company follows SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the cost basis of a long-lived asset is greater than the projected future undiscounted cash flows from such asset, an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value. See below for additional information regarding the identification and measurement of impairment of certain long-lived assets governed by SFAS No. 144.

The Company assesses the impairment of long-lived assets, including goodwill, annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held for use is based on expectations of future undiscounted cash flows from the related operations, and when circumstances dictate, the Company adjusts the asset to the extent that the carrying value exceeds the estimated fair value of the asset. Management’s judgments related to the expected useful lives of long-lived assets and the Company’s ability to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, and changes in operating performance. As management assesses the ongoing expected cash flows and carrying amounts of the Company’s long-lived assets, these factors could cause the Company to realize a material impairment charge, which would result in decreased net income (or increased net loss) and reduce the carrying value of these assets.

During the reporting periods presented, management has determined that no impairment was necessary. There can be no assurance, however, that market conditions will not change which could result in impairment of long-lived assets in the future.

Identifying and Measuring Impairment of Long-Lived Assets

Introduction

We follow the substance of the procedures outlined below (which are specified in the aforementioned accounting pronouncements) in identifying and measuring impairment of our intangible and other long-lived assets.

We test our intangible assets for possible impairment using a present value technique, which is based on estimated future cash flows. These cash flows (which are generally derived from the most recent internal budget) and the related fair values are measured for impairment purposes as discussed below. Projections of future cash flows are dependent on certain assumptions, and are inherently uncertain; such projections invariably include (of necessity) some estimates that are subjective in nature. Thus, there is a risk that future events may differ from the assumptions underlying management's estimates. In a given fiscal period, such differences could have a material effect on our consolidated financial statements.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

Intangible Assets

SFAS No. 142, "Goodwill and Other Intangible Assets" addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for upon their acquisition and after they have been initially recognized in the consolidated financial statements. SFAS No. 142 requires that goodwill and identifiable intangible assets that have indefinite lives not be amortized but rather be tested at least annually for impairment, and intangible assets that have finite useful lives be amortized over their estimated useful lives. SFAS No. 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. In addition, SFAS No. 142 expands the disclosure requirements about intangible assets in the years subsequent to their acquisition. See below for additional information regarding the identification and measurement of impairment of goodwill and identifiable intangible assets governed by SFAS No. 142.

The principal effect of SFAS No. 142 on our accompanying consolidated financial statements is that the goodwill described in Note 6 to the accompanying consolidated financial statements is not required to be amortized.

Identifiable Intangible Assets

Except for Trade Name/Trademark, our only significant identifiable intangible assets are customer relationships, which arose in accounting for certain business combinations described in Note 6 to our annual consolidated financial statements included elsewhere herein. As contemplated by GAAP, a "customer relationship" exists when an entity has information about the customer and is in regular contact with the customer, who in turn has the ability to make direct contact with the entity. Since these assets are subject to amortization, management reviews customer relationship assets for impairment using the methodology of SFAS No. 144. As noted above, that pronouncement requires that an impairment loss be recognized when an asset's carrying amount is not recoverable and the carrying amount exceeds its estimated fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the total undiscounted future cash flows estimated to result from the asset's use (based on its existing service potential) and eventual disposition. As with goodwill, the traditional marketplace definition of fair value applies.

Customer relationship assets are tested for impairment whenever events or changes in circumstances suggest that their carrying amount may not be recoverable. Examples of such trigger events include a significant adverse change in the manner in which a long-lived asset is being used and a current period operating loss or negative operating cash flow. We generally apply the impairment testing required by SFAS No. 144 as summarized below.

A cash flow projection for a period approximating the estimated remaining useful life of the asset is prepared, based on available historical data and management's current estimate of future-year revenues associated with the acquired customers which are still in place on the testing date. Total annual revenues are typically forecasted to increase at a constant or decreasing rate based on the above criteria (and with due consideration of expected inflation), with the percentage attributable to existing customers declining over the estimated life of the customer relationship asset. Cost of sales and operating expenses for the first year of the forecast period are based on the entity's most recent budget; in subsequent years, these amounts are generally consistent with the year-one amounts on a percentage basis.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

Based on the evaluation process summarized in the preceding paragraphs, it was determined that the customer relationship assets' estimated fair value was above their carrying amounts.

Goodwill

SFAS No. 142 establishes a two-step process that governs the review of goodwill for possible impairment at the reporting unit level. A reporting unit is either an operating segment (as defined in SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information"), or a component of an operating segment. A component must meet the definition of a "business" under the criteria established by GAAP. When applicable, other assets and asset groups (see "Identifiable Intangible Assets" and "Property and Equipment," below) are tested for impairment and any adjustment of the carrying values is reflected before the goodwill impairment test is performed.

The first phase, which is only designed to identify potential impairment, requires a comparison of a reporting unit's carrying amount (including goodwill) with its estimated fair value. For this purpose, the traditional marketplace definition of fair value applies. If the reporting unit's estimated fair value exceeds its carrying amount, the related goodwill is considered not impaired; under these circumstances, the second step of the impairment test described in the following paragraph is unnecessary.

In order to measure an impairment loss, the carrying amount of the reporting unit's goodwill is compared to its "implied fair value." An entity is required to estimate the implied fair value of its goodwill by allocating the reporting unit's total fair value to all of its assets (including unrecognized intangible assets) and liabilities as if (1) the reporting unit had been acquired in a business combination and (2) the reporting unit's fair value was the purchase price. The excess of the reporting unit's fair value over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill. We apply step one of the goodwill evaluation process as described in the following paragraph.

To estimate the fair value of a group of net assets (such as a reporting unit) as a whole, a five-year discounted cash flow analysis is developed based on available historical data, and management's current projections of future-year revenues. As of a given testing date, these projections may assume annual revenue growth at a level or declining rate during the forecast period, with modest growth thereafter. Management expects revenue growth during the five-year forecast period.

For goodwill-impairment testing purposes, the revenue projections include sales to both third-party customers and Company subsidiaries consistent with traditional valuation methodology. Year-one cost of sales and operating expenses are estimated based on the reporting unit's most recent budget, and are generally consistent on a percentage basis during the remainder of the forecast period. Debt-free cash flow (including a "terminal value," when applicable) is then present-valued, using the weighted average cost of capital.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

As of September 2006, management believes that the fiscal 2006-2007 budget for the Company was based on reasonable and current information, and are achievable. Based on the evaluation process summarized in the preceding paragraphs, it was determined that the reporting units' estimated fair value was above their carrying amounts.

5.
We believe that your disclosures, with respect to the critical accounting policies as it relates to the long-lived assets and goodwill, do not provide investors with an understanding of those estimates and assumptions that are both important and require your most difficult, subjective or complex judgments. For this reason, please revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:

We have expanded our disclosures per the Staff’s comments by adding a new section entitled “Identifying and Measuring Impairment of Long-Lived Assets” in the Critical Accounting Policies discussion regarding long-lived assets.

Table of Contractual Obligations and Commitments, page 20

6.
It appears that the Long-term contractual obligations include only principal payments on debt and credit facilities. Please revise the table, to also include your obligations for interest payments on debt.

Response:

We have revised the Table of Contractual Obligations and Commitments to include our obligations for interest payments on debt per the Staff’s comments.

Financial Statements:

General:

7.
Please refer to the disclosure on page 19 and disclosures appearing under Item 1.01 of the Form 8-K filed on December 26, 2006 regarding the merger agreement with Cleaners Club, Inc. Tell us how you applied the guidance in Item 310(c) and (d) of Regulation S-B in evaluating whether to include the audited financial statements and pro forma financial information with respect to the probable acquisition of Cleaners Club.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

Response:

Item 310(c) of Regulation S-B provides that if a business combination accounted for as a “purchase” has occurred, financial statements of the business acquired shall be furnished for the periods specified in paragraph (c)(3) of Item 310. Item 310(d) of Regulation S-B provides that pro forma information showing the effects of the acquisition shall be furnished if financial statements of a business acquired are presented. Our acquisition of Cleaners Club was consummated on February 15, 2007. In applying the income comparison test pursuant to Item 310(c)(2), we have determined that such condition exceeded 40% and, accordingly, we have provided the audited financial statements of Cleaners Club pursuant to Item 310(c) and we are also providing pro forma financial information pursuant to Item 310(d) in the amendment to the Form 8-K.

On February 22, 2007, we filed a Form 8-K disclosing the closing of our acquisition of Cleaners Club. Concurrently with this correspondence, on March 1, 2007, we filed an amendment to the Form 8-K, which amendment includes (i) the audited balance sheet of Cleaners Club, Inc. as of December 31, 2006 and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2006 and 2005, and (ii) the unaudited pro forma combined consolidated balance sheet of U.S. Dry Cleaning Corporation and Cleaners Club, Inc. as of December 31, 2006, and the unaudited pro forma combined consolidated statement of operations of U.S. Dry Cleaning Corporation and Cleaners Club, Inc. for the year ended September 30, 2006 and the three months ended December 31, 2006. The audited financial statements and the pro forma financial information have also been included in Amendment No. 1 to the Form SB-2.

Consolidated Statements of Operations, page F-3

8.
Please refer the caption "Company Background" presented on page 1 of the Prospectus Summary. Since you consider Enivel to be your predecessor, please include on page F-3, under a separate column, the audited income statements of Enivel for the period October 1, 2004 to August 8, 2005, in addition to the income statement for the period July 19, 2005 to September 30, 2005 as presented.

Response:

We have amended our financial statements to include the audited statement of operations of Enivel, Inc. dba Young Laundry & Dry Cleaning (the Company’s predecessor) for the ten month period ended July 31, 2005 under a separate column on page F-3, as per the Staff’s comments. Our amended financial statements are included in Amendment No. 1 to the SB-2 filed concurrently herewith.

The predecessor operations for the eight-day period ended August 8, 2005 are insignificant.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Loss per share. page F-11

9.
Please disclose the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40.c of SFAS No. 128.

Response:

We have amended the notes to our consolidated financial statements to include the disclosures required by paragraph 40.c of SFAS No. 128 per the Staff’s comments. In addition, we have similarly amended the notes to the condensed consolidated financial statements included in our Form 10-QSB for the quarter ended December 31, 2006 filed on February 14, 2007. The financial statements included in Amendment No. 1 to the SB-2 reflect the amended information.

Note 7. Related party transactions, page F-19

10.	The related party transactions described in the notes to the financial statements should be identified in the statements of operations on page F-3. Refer to paragraph 2 to SFAS No. 57.

Response:

We have identified the related party consulting fees as a separate line item on the face of our consolidated statements of operations, per the Staff’s comment, in the amended financial statements included in Amendment No. 1 to the SB-2.

Note 9. Equity Transactions, page F-21 and 15-Recent sales of unregistered securities on page II-2

Comments #11 and #12:

11.
We note on page F-4 that during the year ended September 30, 2005, you issued the common shares for CVR acquisition at $.34 per share; however, you issued the common shares for the services of the directors and employees at $.12 per share. Please explain how you arrived at the fair value in each transaction.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

12.
During the year ended September 30, 2006, you issued 300,000 of restricted shares of common shares to your CFO at $.12 per share and in May 2006, you issued 525,300 of restricted shares of common stock to the holders of senior secured convertible debentures at $.48 per share. In August 2006, you issued 200,000 of restricted common stock to a consultant at $.25 per share. In each case you have indicated that the shares were issued at fair value. Please tell us your method for computing the fair value of each issuance. To the extent not disclosed for each issuance of the equity securities, please disclose in the amended filing, if each issuance of equity instrument was accounted for based on the fair value of the consideration received or the fair value of the equity instrument. Also, disclose how the fair market of the each equity instrument was computed. Refer to paragraphs 5-9 of SFAS 123 (R) and also provide the applicable disclosures required by paragraphs 64 and 65 of SFAS 123 (R).

Response to Comments #11 and #12:

As disclosed in our Form 10-KSB/A for the year ended September 30, 2006 filed on February 15, 2007, the consolidated balance sheet of the Company as of September 30, 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended September 30, 2006 and for the period July 19, 2005 (Inception) to September 30, 2005, previously filed with the SEC on Form 10-KSB on November 30, 2006, have been restated to correct the accounting errors described below:

In February 2007, management determined that the Company should have used $0.34 per share as the fair market value of its common stock. Such determination of fair value is based on the only common stock transaction during the period from July 19, 2005 (Inception) through September 30, 2006 that involved an independent third party negotiation of the common stock value, as the Company’s common stock (of the post-merger entity) has not yet been listed on a national exchange or quoted on a national quotation system (OTC Bulletin Board). Using a common stock price of $0.34 per share, the relative fair value of the proceeds attributable to the common stock issued with the convertible notes payable discussed in Note 5 under the caption “Debt Discounts and Extinguishment” was recalculated to be approximately $2,918,000 as compared to approximately $448,000 that was previously reported.

As a result of the change of the fair value of the Company’s common stock discussed above, management determined that the change in the conversion price of the Company’s remaining outstanding notes discussed in Note 5 under the caption “Debt Discounts and Extinguishment” resulted in debt extinguishment and, accordingly, expensed the entire remaining unamortized balance of debt discount approximating $1,751,000 as loss on extinguishment of debt in the accompanying consolidated statements of operations.

As a result of the change of the fair value of the Company’s common stock discussed above, the estimated value of certain of the Company’s common stock that was issued to employees as employee awards was changed to be approximately $90,000 as compared to approximately $36,000 that was previously reported for the year ended September 30, 2006, and was changed to be approximately $220,000 as compared to approximately $76,000 that was previously reported for the period from July 19, 2005 (Inception) through September 30, 2005.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

As of and for the year ended September 30, 2006

	As Previously Reported	As Restated	Change
Additional paid-in capital	$13,030,945	$15,699,021	$2,668,076
Accumulated deficit	$(6,854,474)	$(9,522,550)	$(2,668,076)
Stockholders’ equity	$6,194,054	$6,194,054	$ -

Operating loss	$(3,743,538)	$(3,798,016)	$(54,478)
Other income (expense)	$(2,158,259)	$(4,627,670)	$(2,469,411)
Net loss	$(5,901,797)	$(8,425,686)	$(2,523,889)
Basic and diluted net loss per common share	$(0.49)	$(0.70)	$(0.21)

As of and for the period July 19, 2005 (Inception) to September 30, 2005

	As Previously Reported	As Restated	Change
Additional paid-in capital	$937,732	$1,081,919	$144,187
Accumulated deficit	$(952,677)	$(1,096,864)	$(144,187)
Stockholders’ equity	$2,865,824	$2,865,824	$ -

Operating loss	$(858,671)	$(1,002,858)	$(144,187)
Other income (expense)	$(94,006)	$(94,006)	$ -
Net loss	$(952,677)	$(1,096,864)	$(144,187)
Basic and diluted net loss per common share	$(0.15)	$(0.18)	$(0.03)

We have disclosed in the notes to our consolidated financial statements included in Form 10-KSB/A for the year ended September 30, 2006 and in the notes to the condensed consolidated financial statements included in the Form 10-QSB for the quarter ended December 31, 2006 whether each issuance of common stock was based on the fair value of the equity consideration received or the fair value of the equity instrument, as well as how the fair value the common stock was computed.

The amended financial statements included in Amendment No. 1 to the SB-2 reflect these changes.

Larry Spirgel
United States Securities & Exchange Commission
March 1, 2007

General:

13.	Please amend the Form 10-KSB for the year ended September 30, 2006 and any subsequently filed Form 10-QSB to address the comments written above, as applicable.

We filed an amendment to our Form 10-KSB for the year ended September 30, 2006 on February 15, 2007, which amendment includes the restatements and disclosures described in our response to comments above. We also timely filed our Form 10-QSB for the quarter ended December 31, 2006 on February 14, 2007.

Thank you very much for you assistance in reviewing the Company’s From SB-2 filing. If you have any questions or need anything else in facilitating your review, please telephone the undersigned at (714) 708-6617 or Chris Y. Chen at (714) 708-6538.

                Respectfully submitted,

                /s/ John J. Giovannone
JJG